Exhibit 99.15

Black Mammoth Metals Finds Large Chargeability Anomaly Underlying Historic Kimmel Mine at Leadore Silver-Lead-REE Property, ID

BMM: TSX-V

VANCOUVER, BC, June 24, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a recently conducted induced polarization survey (the “Survey”) at its Leadore Silver-Lead-REE property (“Leadore”) in Lemhi County, Idaho. The Survey’s objective was to investigate the area within the historic Leadore camp (the “Leadore Camp”) for a sulfide association, specifically underneath the historic mines: Kimmel, Leadville and Baby Joe. Intrusive related systems and other deposit types often exhibit an association with sulfides, which produce characteristic chargeability and resistivity responses.

Survey Results:

The IP survey has delineated a large chargeability anomaly with coincident low-resistivity (the “Anomaly”) within the carbonate host rocks underlying the historic Kimmel mine (see Figure 1).

The Kimmel also shares a known silver-lead mineralized NW trending fault with the Anomaly where three major fault intersections are adjacent to the Anomaly on the south side. At the center of the Leadore Camp, the Kimmel was reportedly the most productive historic mine. The historical mining data and recent drilling results indicate that sulfide-bearing ores remain open along the NW trending fault and at adjacent fault intersections, which are situated at the base of the Beaverhead mountains and below pediment cover. The maximum east-west width of the Anomaly is estimated at 400m and the depth from surface to the top of the Anomaly is estimated at 200 - 250m with an overlying silver-lead oxide layer and potentially a placer rare earth element (“REE”) mineralized layer. The historic Kimmel mine road provides good access to the Anomaly area.

This Anomaly is a high-priority drill target and the Company intends to drill test this field season. A Notice Level drill permit is required from the Bureau of Land Management with the corresponding bond. Additional drilling priorities include expanding the silver-lead oxide layer and the REE mineralized layer.

Survey Details:

Pole-dipole IP was used consisting of five lines as shown in Figure 2. Line orientation is both east - west and north - south. Line and station numbering in the field are the same as the NAO 83 / UTM12N coordinates with northings and eastings of 4900000 and 300000 subtracted. The Company hired contractors to complete the field work as well as the Survey interpretation.

Figure 1 – Chargeability Iso-surface, Looking to the NE (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Leadore IP Lines over Topography and Induced Polarization Array and Instrumentation Details (CNW Group/Black Mammoth Metals Corp)

Previously Reported Highlights at Leadore:

•	Black Mammoth Metals reported strong surface samples up to 2160 git (69.7 opt) Ag and 12.45% Pb accompanied by lower gold grades ranging from hundreds of ppb to 1 g/t (see Company’s NR 24-18).
•

Rock chip sampling has confirmed newly recognized high-grade rare earth elements mineralization occurring in a placer or laterite horizon sitting atop the known fault-hosted silver-lead mineralization (see Company’s NR 25-05).

Although the induced polarization survey has identified a high-priority drill target, ultimately drill testing will be needed to prove mineralization. Also, the REE layer of mineralization referenced is a placer layer and is not rock in place.

About Black Mammoth Metals Corporation:

In the past 18 months, Black Mammoth Metals has acquired 100% interest in:

•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.

•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to 18 months ago).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:15e 24-JUN-25